Exhibit 99.3

Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the Securities Act (British Columbia), Section 146(1)of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.   Name and Address of Company

       KIMBER RESOURCES INC.
              215 - 800 West Pender Street
              Vancouver, British Columbia
              V6C 2V6

       (“Kimber” or the “Company”)

Item 2.   Date of Material Change

       August 26, 2005

Item 3.   News Release

A news release announcing the material change was issued by Kimber on August 26, 2005 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.   Summary of Material Change

       The Company announced closing of a non-brokered private placement of 3,333,332 units to raise gross proceeds of $4,999,998.

Item 5.   Full Description of Material Change

The Company announced closing of a non-brokered private placement of securities to raise gross proceeds of $4,999,998. The company has sold 3,333,332 units at a price of $1.50/unit, each unit consisting of one common share and one-half of one non-transferable share purchase warrant. One full warrant will entitle the holder to purchase one additional common share of the Company until February 26, 2007 at a price of $1.80. A finders fee in the amount of $39,999.96 was paid to an investment brokerage firm in respect to the sale of 1,333,332 units

The full text of the news release referred to in Item 3 above announcing the material change is as follows:

“KIMBER CLOSES NON-BROKERED PRIVATE PLACEMENT

August 26, 2005

       VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

Kimber Resources Inc. (the “Company”) (TSX: KBR) is pleased to announce that it has closed a non-brokered private placement of units to raise gross proceeds of $4,999,998. The investors are funds managed by Sprott Asset Management Inc. and two other institutional investors based in the United States. All of the units were issued at a price of $1.50 per unit and each unit consists of one common share and one-half of a non-transferable warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until February 26, 2007.

No commissions or brokerage fees are payable in respect of this financing other than a finder’s fee of $40,000 to an investment brokerage firm in respect of 1,333,332 units.

The shares and warrants comprising the units and any shares to be issued upon the exercise of any of the warrants are subject to a hold period under applicable Canadian securities laws and the policies of the Toronto Stock Exchange (TSX). This hold period expires at midnight on December 26, 2005. The private placement is subject to final acceptance by the TSX.

The net proceeds of the private placement will be used to continue drilling on the Carmen deposit, the Carotare, and the recently-announced El Orito Norte exploration target. Permits to drill on the El Orito Norte are anticipated shortly.

Robert Longe, P.Eng.
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.”

Item 6.   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

       Not applicable

Item 7.   Omitted Information

       No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.   Executive Officers

Mr. Michael E. Hoole, Vice President & Secretary is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 110)

Item 9.   Date of Report

       Dated at Vancouver, British Columbia, this 31st day of August ,  2005.

KIMBER RESOURCES INC.

“M. E. Hoole”

per:
Michael E. Hoole
Vice President and Secretary